UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)*
ALADDIN KNOWLEDGE SYSTEMS LTD.
(Name of Issuer)
Ordinary Shares, nominal value 0.01 New Israeli Shekels per Share
(Title of Class of Securities)

M0392N101
(CUSIP Number)

Jasmine Holdco LLC
Magic Lamp Corp.
Jasmine Merger Corp Ltd
Vector Capital III, L.P.
Vector Entrepreneur Fund III, L.P.
Vector Capital IV, L.P.
Vector Capital Partners III, L.L.C.
Vector Capital Partners IV, L.L.C.
Alexander R. Slusky
c/o Vector Capital Corporation
456 Montgomery Street, 19th Floor
San Francisco, CA 94104
Telephone: (415) 293-5000
Attn: David Baylor

with a copy to:

Steve L. Camahort
Shearman & Sterling LLP
525 Market Street
San Francisco, CA 94105
Telephone: (415) 616-1100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 12, 2009
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 2. Identity and Background
Item 3. Source and Amount of Funds or Other Consideration
Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities Interests of the Issuer
Item 7. Material to be Filed as Exhibits
SIGNATURE
INDEX TO EXHIBITS
EX-99.8
EX-99.9
EX-99.10
EX-99.11
EX-99.12
EX-99.13
EX-99.14
EX-99.15
EX-99.16

CUSIP No.	9441105 10 8	Page	of	Pages

1	NAME OF REPORTING PERSONS Jasmine Holdco LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC, AF, BK, SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,750,208

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,967,464

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,750,208

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	34.09%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
1 Based on 13,933,721 Ordinary Shares issued and outstanding on January 11, 2009.

CUSIP No.	9441105 10 8	Page	of	Pages

1	NAME OF REPORTING PERSONS Magic Lamp Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF, BK, SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,782,744

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,782,744

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.97%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
2 Based on 13,933,721 Ordinary Shares issued and outstanding on January 11, 2009.

CUSIP No.	9441105 10 8	Page	of	Pages

1	NAME OF REPORTING PERSONS Jasmine Merger Corp Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF, BK, SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Israel

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,782,744

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,782,744

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.97%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
3 Based on 13,933,721 Ordinary Shares issued and outstanding on January 11, 2009.

CUSIP No.	9441105 10 8	Page	of	Pages

1	NAME OF REPORTING PERSONS Vector Capital III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF, BK, SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,280,100

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		944,383

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,280,100

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.36%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
4 Based on 13,933,721 Ordinary Shares issued and outstanding on January 11, 2009.

CUSIP No.	9441105 10 8	Page	of	Pages

1	NAME OF REPORTING PERSONS Vector Entrepreneur Fund III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF, BK, SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		95,004

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		39,349

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	95,004

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.68%[5]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
5 Based on 13,933,721 Ordinary Shares issued and outstanding on January 11, 2009.

CUSIP No.	9441105 10 8	Page	of	Pages

1	NAME OF REPORTING PERSONS Vector Capital IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF, BK, SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,375,104

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		983,732

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,375,104

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.05%[6]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
6 Based on 13,933,721 Ordinary Shares issued and outstanding on January 11, 2009.

CUSIP No.	9441105 10 8	Page	of	Pages

1	NAME OF REPORTING PERSONS Vector Capital Partners III, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF, BK, SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,375,104

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		983,732

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,375,104

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.05%[7]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
7 Based on 13,933,721 Ordinary Shares issued and outstanding on January 11, 2009.

CUSIP No.	9441105 10 8	Page	of	Pages

1	NAME OF REPORTING PERSONS Vector Capital Partners IV, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF, BK, SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,375,104

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		983,732

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,375,104

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.05%[8]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
8 Based on 13,933,721 Ordinary Shares issued and outstanding on January 11, 2009.

CUSIP No.	9441105 10 8	Page	of	Pages

1	NAME OF REPORTING PERSONS Alexander R. Slusky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF, BK, SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,750,208

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,967,464

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,750,208

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	34.09%[9]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
9 Based on 13,933,721 Ordinary Shares issued and outstanding on January 11, 2009.

This Amendment No. 8 (this “Amendment No. 8”) to the Schedule 13D filed with the Securities and Exchange Commission on behalf of Jasmine Holdco LLC, a Delaware limited liability company (“Jasmine”), Vector Capital III, L.P., a Delaware limited partnership (“VC III LP”), Vector Entrepreneur Fund III, L.P., a Delaware limited partnership (“VEF III LP”), Vector Capital IV, L.P., a Delaware limited partnership (“VC IV LP”), Vector Capital Partners III, L.L.C., a Delaware limited liability company (“VCP III LLC”), Vector Capital Partners IV, L.L.C., a Delaware limited liability company (“VCP IV LLC”, and together with VC III LP, VEF III LP, VC IV LP and VCP III LLC, “Vector”), and Alexander R. Slusky, an individual (“Mr. Slusky” and, together with Jasmine, Parent, Merger Sub and Vector, the “Prior Reporting Persons”) on August 7, 2008, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on August 13, 2008, Amendment No. 2 to Schedule 13D filed by the Reporting Persons on August 21, 2008, Amendment No. 3 to Schedule 13D filed by the Reporting Persons on August 29, 2008, Amendment No. 4 to Schedule 13D filed by the Reporting Persons on September 2, 2008, Amendment No. 5 to Schedule 13D filed by the Reporting Persons on September 17, 2008, Amendment No. 6 to Schedule 13D filed by the Reporting Persons on September 25, 2008 and Amendment No. 7 to Schedule 13D filed by the Reporting Persons on January 7, 2009 (together, the “Schedule 13D”) is being filed pursuant to Rule 13d-2 of the Securities Exchange Act, as amended, on behalf of the Prior Reporting Persons, Magic Lamp Corp, a Delaware corporation (“Parent”) and Jasmine Merger Corp Ltd, an Israeli company (“Merger Sub,” and collectively with Parent and the Prior Reporting Persons, the “ Reporting Persons”) to amend certain information previously reported by the Prior Reporting Persons in the Schedule 13D by adding the information set forth below to the items indicated. Unless otherwise stated herein, all capitalized terms used in this Amendment No. 8 have the same meanings as those set forth in the Schedule 13D.
Item 2. Identity and Background.
Item 2 of the Schedule 13D is hereby amended and supplement by adding the following:
The principal business address of Parent and Merger Sub is c/o Vector Capital Corporation, 456 Montgomery Street, 19th Floor, San Francisco, California 94104.
The principal business of Parent is to serve as a holding company to effectuate the Merger (as defined in Item 3). As described more fully below, Parent will be owned directly or indirectly by the Investors (as defined in Item 3). The principal business of Merger Sub is to serve as the merger subsidiary to effectuate the Merger (as defined in Item 3). Parent holds all of the ordinary shares of Merger Sub
The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted of each of the directors and executive officers of Parent and Merger Sub is set forth in an amended Schedule I hereto, and is incorporated herein by reference.
During the last five years, none of Parent or Merger Sub has, nor, to the knowledge of Parent or Merger Sub, has any of the persons listed on Schedule I hereto, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:
On January 12, 2009, the Reporting Persons and the Company issued a joint press release (the “Press Release”) in which they announced that Parent, Merger Sub, and the Company had entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, subject to the satisfaction or waiver of the conditions therein, Merger Sub will be merged with and into the Company (the “Merger”) and the Company will become a wholly-owned subsidiary of Parent. As described more fully below, Parent will be owned directly or indirectly by the

Investors (defined below). The Press Release is attached hereto as Exhibit 8 and incorporated by reference in its entirety into this Item 3.
In separate Equity Commitment Letters, dated January 11, 2009 (the “Equity Commitment Letters”), each of VC IV LP, HarbourVest Partners VIII-Buyout Fund L.P., HarbourVest Partners 2004 Direct Fund L.P., Valhalla Partners II, L.P., JP Morgan Chase Bank, N.A., as trustee for First Plaza Group Trust, solely for the benefit of Pool PMI-127, JP Morgan Chase Bank, N.A., as trustee for First Plaza Group Trust, solely for the benefit of Pool PMI-128, JP Morgan Chase Bank, N.A., as trustee for First Plaza Group Trust, solely for the benefit of Pool PMI-129, JP Morgan Chase Bank, N.A., as trustee for First Plaza Group Trust, solely for the benefit of Pool PMI-130, Performance Direct Investments II, L.P. and ZAM Holdings, L.P. (“ZAM”) (collectively, the “Investors”) agreed, subject to certain conditions, to contribute an aggregate of $130,000,000 in cash to Parent (or a direct or indirect subsidiary of Parent) (the “Issuer”) in exchange for a portion of the equity of the Issuer, which financing will be used solely for the purpose of funding the merger consideration pursuant to the Merger Agreement and to pay certain expenses. This summary of the Equity Commitment Letters does not purport to be complete and is qualified in its entirety by reference to the form of Equity Commitment Letter, which is attached hereto as Exhibit 9 and incorporated by reference in its entirety into this Item 3.
In addition, on January 12, 2009, Parent entered into a Debt Commitment Letter with Wells Fargo Foothill (the “Lender”), dated as of January 9, 2009 (the “Debt Commitment Letter”), pursuant to which the Lender committed to provide to Parent, subject to certain conditions, up to $51,000,000 in debt financing, which financing will be used for the purpose of funding the merger consideration pursuant to the Merger Agreement and to pay certain expenses, and for general corporate purposes for the operation of the Company following the closing of the Merger. This summary of the Debt Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Debt Commitment Letter, which is attached hereto as Exhibit 10 and incorporated by reference in its entirety into this Item 3.
Finally, in separate Limited Guarantees, each dated as of January 11, 2009, (the “Limited Guarantees”) each of the Investors unconditionally and irrevocably guaranteed to the Company, subject to certain conditions, a portion of Parent’s payment obligations under the Merger Agreement, in each case subject to a cap of their pro rata portion of the Parent Termination Fee (as defined in the Merger Agreement) plus certain expenses. The maximum aggregate amount payable by the Investors under the Limited Guarantees is $10,000,000 plus certain expenses. In addition, each of VC IV LP and ZAM, pursuant to their Limited Guarantees, have agreed to collectively backstop 100% of the obligations of the other Investors to the extent the Company is unable to enforce the Limited Guarantees against any such Investor. This summary of the Limited Guarantees does not purport to be complete and is qualified in its entirety by reference to (i) the form of Limited Guarantee entered into by VC IV LP, (ii) the form of Limited Guarantee entered into by ZAM and (iii) the form of Limited Guarantee entered into by the other Investors, which are attached hereto as Exhibits 11, 12 and 13 respectively and incorporated by reference in their entirety into this Item 3.
The Voting Agreements described in Item 4 of this Schedule 13D were entered into by Parent and each of Yanki Margalit and Dany Margalit (collectively, the “Shareholders”), each of whom is an executive officer and director of the Company. The Shareholders entered into the Voting Agreements as an inducement to Parent to enter into the Merger Agreement. Parent did not pay additional consideration to the Shareholders in connection with the execution and delivery of their respective Voting Agreements and thus no funds were used for such purpose.
Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:
Upon the consummation of the Merger, (i) the Company will become a wholly owned subsidiary of Parent and (ii) each Ordinary Share (other than shares owned by Parent, Merger Sub or any other direct or indirect wholly-owned subsidiary of Parent or Shares that are owned by the Company or any direct or indirect wholly-owned subsidiary of the Company, in each case not held on behalf of third parties) will be converted into the right to receive (a) $11.50 in cash, without interest plus (b) an amount in cash equal to a pro rata portion of the amount, if any, by which the Company’s Cash (as defined in the Merger Agreement) at the closing of the Merger exceeds $12,000,000 (together, the “Merger Consideration”). All stock options shall be deemed terminated as of the closing of the Merger and holders of such stock options with an exercise price that is less than $11.50 per share will be entitled to receive (with such amounts only payable, if any, at such time as such stock option would have vested in accordance with its terms) an amount of cash equal to the amount by which the Merger Consideration exceeds the exercise price of such stock option.
From and after the effective time of the Merger, (i) Mr. Slusky, Chris Nicholson and David Fishman are expected to serve as the directors of the Company until their successors are duly elected or appointed and qualified in accordance with applicable law and (ii) the articles of association of the Company shall be amended in accordance with the terms of the Merger Agreement.
Following the Merger, the Ordinary Shares will no longer be traded on The Nasdaq Global Select Market and registration of the Ordinary Shares under the Exchange Act will be terminated.
Pursuant to the terms of the Merger Agreement, Parent agreed that in the event the Merger Agreement is terminated by the Company or Parent as a result of the failure of the Merger to be consummated by the Termination Date (as defined in the Merger Agreement) and at such time (A) the conditions set forth in the Merger Agreement have all been satisfied (other than those conditions that by their terms are to be satisfied at the closing of the Merger and are ready to be so satisfied at the closing of the Merger) other than the conditions related to certain antitrust approvals and (B) the conditions related to certain antitrust approvals have not been satisfied by reason of Parent’s failure to agree to take a Divestiture Action (as defined in the Merger Agreement) (including a Material Divestiture Action (as defined in the Merger Agreement)) so as to permit the consummation of the Merger prior to the Termination Date (as defined in the Merger Agreement), then, from the period commencing on the date the Merger Agreement is terminated and ending on the first anniversary of such date, neither Jasmine, SafeNet Inc., a Delaware corporation and an affiliate of the Reporting Persons (“SafeNet”), the Reporting Persons or any of their respective affiliates will, without the prior written consent of the Company, directly or indirectly, (i) purchase, contract to purchase, purchase any option or contract to purchase, or enter into any option or contract to purchase, any Ordinary Shares, (ii) demand an Extraordinary General Meeting or present nominees to the Board of Director at any General Meeting of the Company, (iii) submit an Acquisition Proposal (as defined in the Merger Agreement) or (iv) make any public announcements regarding any of the foregoing. In connection with the foregoing, on January 9, 2009, SafeNet delivered to the Company an undertaking whereby SafeNet agreed to comply with the foregoing and certain other provisions of the Merger Agreement (the “SafeNet Undertaking”).
In connection with the execution of the Merger Agreement, in order to induce Parent and Merger Sub to enter into the Merger Agreement, each of the Shareholders entered into a Voting Agreement with Parent, dated as of January 11, 2009 (each, a “Voting Agreement” and together, the “Voting Agreements”). Pursuant to the Voting Agreements, the Shareholders have agreed to vote all Ordinary Shares owned by them:
•	(i) in favor of the approval and adoption of the Merger Agreement and approval of the Merger and all other transactions contemplated by the Merger Agreement and the Voting Agreement,

•	(ii) against any action, agreement or transaction (other than the Merger Agreement or the transactions contemplated thereby) or proposal (including any Acquisition Proposal (as defined in the Merger Agreement) for the Company) that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or that could result in any of the conditions to the Company’s obligations under the Merger Agreement not being fulfilled, and

•	(iii) in favor of any other matter necessary to the consummation of the transactions contemplated by the Merger Agreement and considered and voted upon by the shareholders of the Company
Pursuant to the Voting Agreements, the Shareholder also granted to Parent an irrevocable proxy to vote the Ordinary Shares owned by them on any of the foregoing matters at any meeting of the shareholders of the Company and in any action by written consent of the shareholders of the Company.
The Voting Agreements terminate upon the earliest to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and conditions set forth in the Merger Agreement, or (ii) such date and time as the Merger Agreement shall have been validly terminated pursuant to its terms.

Except as set forth in this Schedule 13D and in connection with the Merger described above, Parent has no plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of form Schedule 13D (although Parent reserves the right to develop such plans).
The summaries of the Merger Agreement, the Voting Agreements and the SafeNet Undertaking do not purport to be complete and are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 14, 15 and 16 and incorporated by reference in their entirety into this Item 4.
Item 5. Interest in Securities of the Issuer
(a)-(b)
The following disclosure assumes there are 13,933,721 Ordinary Shares outstanding, which the Company represented in the Merger Agreement to be the number of shares outstanding as of January 11, 2009. The following disclosure also assumes that the Shareholders beneficially own 2,782,744 Ordinary Shares (including 165,000 Ordinary Shares subject to options), which is the amount of Ordinary Shares and Ordinary Shares subject to options the Shareholders represented they beneficially own in their respective Voting Agreements.
As a result of the Merger Agreement and the Equity Commitment Letters, the Reporting Persons may be deemed to be a member of a group, within the meaning of Rule 13d-5 of the Exchange Act, with other Investors who beneficially own Ordinary Shares. Each of the Reporting Persons disclaims membership in a group with the Investors, and this statement shall not be construed as an admission that any of the Reporting Persons is, for any or all purposes, a member of such a group. In addition, as a result of the Voting Agreements, the Reporting Persons may be deemed to beneficially own the 2,782,744 outstanding Ordinary Shares beneficially owned by the Shareholders, which constitutes approximately 19.97% of the issued and outstanding Ordinary Shares as of January 11, 2009.
The Reporting Persons hereby disclaim beneficial ownership of any Ordinary Shares that may be beneficially owned by the Shareholders or the Investors, and their respective affiliates. Neither the filing of this statement nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their affiliates is the beneficial owner of any Ordinary Shares for purposes of Section 13(d) of the Exchange Act or for any other purpose or that the Reporting Persons have an obligation to file this statement.
Except as set forth in this Item 5(a), none of the Reporting Persons beneficially owns any Shares.
(c)
Except as described in this Schedule 13D, there have been no transactions in the Shares effected by Reporting Persons during the last 60 days.
(d)
To the knowledge of the Reporting Persons, no other person besides the Shareholders and those persons for whose Ordinary Shares the Shareholders report beneficial ownership has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company reported herein.
(e)
Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities Interests of the Issuer.
The information set forth in or incorporated by reference into Items 3, 4 and 5 above is incorporated by reference in its entirety into this Item 6.

Item 7. Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

Exhibit
Number	Document
8	Joint Press Release, dated January 12, 2009

9	Form of Equity Commitment Letter

10	Debt Commitment Letter

11	Limited Guarantee delivered by Vector Capital IV, L.P.

12	Limited Guarantee delivered by ZAM Holdings, L.P.

13	Form of Limited Guarantee delivered by Investors other than Vector Capital IV, L.P. and ZAM Holdings, L.P.

14	Agreement and Plan of Merger among Magic Lamp Corp., a Delaware corporation, Jasmine Merger Corp Ltd, an Israeli company and Aladdin Knowledge Systems Ltd., an Israeli company, dated as of January 11, 2009

15	Form of Voting Agreement

16	Undertaking by and between SafeNet Inc., a Delaware corporation and Aladdin Knowledge Systems Ltd., an Israeli company, dated as of January 9, 2009

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: January 13, 2009

JASMINE HOLDCO LLC

By:	/s/ Alexander R. Slusky

Name:	Alexander R. Slusky
Title:	President and Chief Executive Officer

MAGIC LAMP CORP.

By:	/s/ Alexander R. Slusky

Name:	Alexander R. Slusky
Title:	Chief Executive Officer

JASMINE MERGER CORP LTD

By:	/s/ Alexander R. Slusky

Name:	Alexander R. Slusky
Title:	Chief Executive Officer

VECTOR CAPITAL III, L.P.
By:	Vector Capital Partners III, L.L.C., its General Partner

By:	/s/ Alexander R. Slusky

Name:	Alexander R. Slusky
Title:	Managing Member

VECTOR ENTREPRENEUR FUND III, L.P.
By:	Vector Capital Partners III, L.L.C., its General Partner

By:	/s/ Alexander R. Slusky

Name:	Alexander R. Slusky
Title:	Managing Member

VECTOR CAPITAL IV, L.P.
By:	Vector Capital Partners IV, L.L.C., its General Partner

By:	/s/ Alexander R. Slusky

Name:	Alexander R. Slusky
Title:	Managing Member

VECTOR CAPITAL PARTNERS III, L.L.C.

By:	/s/ Alexander R. Slusky

Name:	Alexander R. Slusky
Title:	Managing Member

VECTOR CAPITAL PARTNERS IV, L.L.C.

By:	/s/ Alexander R. Slusky

Name:	Alexander R. Slusky
Title:	Managing Member

ALEXANDER R. SLUSKY

/s/ Alexander R. Slusky

Alexander R. Slusky

Schedule I
The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Magic Lamp Corp. and Jasmine Merger Corp Ltd is set forth below. Each of the individuals listed below is a citizen of the United States. The business address of each individual listed below is c/o Vector Capital Corporation, 456 Montgomery St., 19th Floor, San Francisco, CA 94104.

Name	Present Principal Occupation or Employment
Alexander R. Slusky	Mr. Slusky is a director and officer of Magic Lamp Corp. and Jasmine Merger Corp Ltd. Mr. Slusky’s principal occupation is serving as Managing Partner of Vector Capital and its affiliated funds.

Chris Nicholson	Mr. Nicholson is a director and officer of Magic Lamp Corp. and Jasmine Merger Corp Ltd. Mr. Nicholson’s principal occupation is serving as a Partner of Vector Capital and its affiliated funds.

David Fishman	Mr. Fishman is a director and officer of Magic Lamp Corp. and Jasmine Merger Corp Ltd. Mr. Fishman’s principal occupation is serving as a Partner of Vector Capital and its affiliated funds.

INDEX TO EXHIBITS

Exhibit
Number	Document
1	Joint Filing Agreement dated August 7, 2008, by and among Jasmine Holdco LLC, Vector Capital III, L.P., Vector Entrepreneur Fund III, L.P., Vector Capital IV, L.P., Vector Capital Partners III, L.L.C., Vector Capital Partners IV, L.L.C. and Alexander R. Slusky.

2	Press Release, dated August 21, 2008.

3	Letter from Jasmine Holdco LLC to the Chairman of the Board of Directors of Aladdin Knowledge Systems Ltd., dated August 28, 2008.

4	Press Release, dated August 28, 2008.

5	Letter Agreement, dated September 25, 2008, between Jasmine Holdco LLC and Aladdin Knowledge Systems Ltd.

6	Joint Press Release, dated September 25, 2008.

7	Letter Agreement between Jasmine Holdco LLC and Aladdin Knowledge Systems Ltd.

8	Joint Press Release, dated January 12, 2009

9	Form of Equity Commitment Letter

10	Debt Commitment Letter

11	Limited Guarantee delivered by Vector Capital IV, L.P.

12	Limited Guarantee delivered by ZAM Holdings, L.P.

13	Form of Limited Guarantee delivered by Investors other than Vector Capital IV, L.P. and ZAM Holdings, L.P.

14	Agreement and Plan of Merger among Magic Lamp Corp., a Delaware corporation, Jasmine Merger Corp Ltd, an Israeli company and Aladdin Knowledge Systems Ltd., an Israeli company, dated as of January 11, 2009

15	Form of Voting Agreement

16	Undertaking by and between SafeNet Inc., a Delaware corporation and Aladdin Knowledge Systems Ltd., an Israeli company, dated as of January 9, 2009